SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Mercer International Inc.

(Name of Issuer)

Shares of Beneficial Ownership – Par Value $1.00

(Title of Class of Securities)

588056101 (CUSIP Number)

Todd M. Martin, Senior Vice-President

P.O. Box 10426, Pacific Centre, Suite 900 - 777 Dunsmuir Street, Vancouver, BC, Canada V7Y 1K3

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 588056101	SCHEDULE 13G (Amendment No. )	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KPMG Inc. as Receiver of Stone Venepal (Celgar) Pulp Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,124,589 Shares of Beneficial Interest 6. SHARED VOTING POWER 7. SOLE DISPOSITIVE POWER 2,124,589 Shares of Beneficial Interest 8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,589 Shares of Beneficial Interest
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.70% (1)
12.	TYPE OF REPORTING PERSON* CO

(1)	Based on an aggregate of 31,700,951 shares of beneficial interest outstanding, which consists of 18,074,229 shares of beneficial interest outstanding as of November 8, 2004, according to the issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2004, 9,416,196 shares of beneficial interest sold in a public offering completed on February 14, 2005 and 4,210,526 shares issued in connection with its acquisition of the Celgar Pulp Mill, Castlegar, British Columbia.

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1	(a).	Name of Issuer: Mercer International Inc

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 14900 Interurban Avenue South, Suite 282, Seattle, WA 98168

Item 2	(a).	Name of Person Filing: KPMG Inc. as Receiver of Stone Venepal (Celgar) Pulp Inc.

Item 2	(b).	Address of Principal Business Office or, if None, Residence: P.O. Box 10426, Pacific Centre, #900-777 Dunsmuir St., Vancouver, BC, Canada V7Y 1K3

Item 2	(c).	Citizenship: Canada

Item 2	(d).	Title of Class of Securities: Shares of Beneficial Ownership $1.00 par value

Item 2	(e).	CUSIP Number: 588056101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-l(b)(l)(ii)(J).

               Not applicable.

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 2,124,589 Shares of Beneficial Interest

	(b)	Percent of class: 6.70%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote 2,124,589 Shares of Beneficial Interest,

		(ii)	Shared power to vote or to direct the vote n/a ,

		(iii)	Sole power to dispose or to direct the disposition of 2,124,589 Shares of Beneficial Interest,

		(iv)	Shared power to dispose or to direct the disposition of n/a,

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

KPMG Inc. is receiver and trustee in bankruptcy for Stone Venepal (Celgar) Pulp Inc. The shares referred to herein are a part of the proceeds of realization of security and the shares, or proceeds from any sale of them, will be for distribution to the account of one of the secured creditors, National Westminster Bank PLC, a wholly-owned subsidiary of the Royal Bank of Scotland.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. See response to Item 6 above.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2005
(Date)

/s/ Peter D. Gibson
(Signature)

Peter D. Gibson, Senior Vice-President